EXHIBIT 2
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ENCANA CORPORATION

SUPPLEMENTAL FINANCIAL INFORMATION    (unaudited)

EXHIBIT TO MARCH 31, 2004 CONSOLIDATED FINANCIAL STATEMENTS



CONSOLIDATED FINANCIAL RATIOS - MEDIUM TERM NOTES & DEBT SECURITIES


The following ratios, based on the consolidated financial statements, are provided in connection with the Company's continuous offering of medium-term notes and debt securities and are for the 12-month period then ended.

                                                               March 31
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                                                               2004        2003
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                                                                       Restated
Interest coverage on long-term debt:

Net earnings                                                    7.4         8.1

Cash flow                                                      15.9        11.6
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